Filed Pursuant to Rule 253(g)(2)

LK SECURED LENDING REG A FUND, LLC

SUPPLEMENT NO. 1 DATED MARCH 7, 2022 (THE “SUPPLEMENT”)

TO THE OFFERING CIRCULAR

This Supplement is part of the offering circular (the “Offering Circular”) of LK Secured Lending Reg A Fund LLC (the “Company”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.	An update to the Subscription Agreement, Exhibit 4.

Subscription Agreement Update

To clarify the recordkeeping of the reinvestment option to be elected by the Investor, the Company has incorporated the election box into the introduction paragraph.